Golenbock Eiseman Assor Bell & Peskoe
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

August 7, 2007

Via EDGAR
United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549
Attention:	Max Webb, Esq.
Joshua Ravitz, Esq.

Re:	Equicap, Inc.
Amendment No. 3 Registration Statement on Form SB-2
Filed August 7, 2007
File No. 333-142204

Dear Sirs:
We have filed with this letter Amendment No. 3 to the Registration Statement of Equicap, Inc. on Form SB-2, which reflects responses to the Staff comments made on Amendment No. 2, If you have any questions, please do not hesitate to call me at the numbers listed above.

Selling Stockholders, page 54

1.  We note your response to comment 3 from our letter of July 11, 2007, but we reissue it, in part. Although you indicate in the second paragraph that there are 11 selling stockholders who received shares in the Offering, the footnotes you have added only identify nine of those selling shareholders. Please revise to identify the other two selling shareholders who received shares in the Offering.

RESPONSE: There has been added disclosure of the names of the selling shareholders in the introductory paragraph to the selling stockholder section and the footnotes in the selling stockholder table have been adjusted to include an omission in the last amendment.

Note 11: Subsequent Events, page F-22

2.  We note per the Form 8-K filed on July 10, 2007 and the Summary section on page 3 as well as in a few other parts of the Form SB-2 that through your subsidiary, Zhongchai, you acquired all of the outstanding equity of Shengte for $3.7 million. Please update your financial statements to disclose the details of this purchase as a subsequent event. See Item 310(b)(2)(ii) of Regulation S-B and AU Section 560 for guidance.

Securities and Exchange Commission
August 7, 2007

RESPONSE: Please refer to the updated financial statements with disclosure of acquisition of Shengte as a subsequent event.

Audited Financial Statements of Zhejiang Shengte Transmission Co. Ltd. ("Shengte")

3.  With respect to the acquisition of Shengte on July 6, 2007, the $3.7 million amount of investment in this acquisition is at a significance level in excess of 600% based on the company's assets of approximately $600,000 at its most recently completed annual fiscal year and filed at or prior to the date of acquisition (i.e. 6/30/06) for the required investment test as provided in Item 310(c)(2)(i) of Regulation S-B. Although audited financial statements for purposes of solely meeting the '34 Exchange Act requirements on Form 8-K are not due until 75 days (i.e. on or before September 19, 2007) from the date of acquisition, as this acquisition exceeds the 50% significance level, audited financial statements of Shengte are required in the '33 Act Registration Statement (i.e. an amendment to the Form SB-2), prior to the effectiveness of this registration statement. Please refer to the guidance in Item 310(c)(3)(iv) of Regulation S-B. In this regard, please furnish audited historical financial statements for Shengte's two most recent fiscal years and unaudited financial statements for any interim periods specified in Item 310(b) of Regulation S-B.

RESPONSE: Please refer to the audited financial statements of Shengte for the year ended June 30, 2006 and unaudited financial statements for the three months and nine months ended March 31, 2007. Please note that Shengte was incorporated in February 2006 and therefore, only one year audited financial statements were presented.

Pro Forma Financial Statements

4.  As financial statements of Shengte are required in an amended Form SB-2 prior to effectiveness, in accordance with Item 310(d) of regulation S-B, please also provide pro forma financial statements showing the effects of the acquisition in columnar from presenting separate columns for (i) the historical financial information of the registrant; (ii) the historical financial information of the acquired company; (iii) the pro forma adjustments; and (iv) pro forma results for this acquisition. In this regard, you should furnish a pro forma balance sheet as of March 31, 2007, the most recent historical balance sheet date, in the amended Form SB-2 prior to the July 6, 2007 acquisition date as well as pro forma statements of operations for both the fiscal year ended June 30, 2006 and the most recent subsequent interim nine month period ended March 31, 2007 included in the amended Form SB-2. However, if the registrant's consolidated financial statements in the amended Form SB-2 are updated to include the audited June 30, 2007 fiscal year end (see comment under "Other" below), please note that the pro forma financial statements would also then be updated to solely include a pro forma balance sheet as of June 30, 2007 and a pro forma statement of operations for the fiscal year ended June 30, 2007. With respect to the preparation, presentation and disclosure of pro forma financial information, please note that Note 2 in forepart of Item 310 of Regulation S-B refers companies to Article 11-01 of Regulation S-X which offers enhanced guidelines in this manner. Please revise accordingly.

RESPONSE: Please refer to the Pro Forma financial statements showing the effects of the acquisition.

Securities and Exchange Commission
August 7, 2007

Other

5.  In the event of delay in effectiveness of the Form SB-2, please provide updated consolidated financial statements in accordance with the guidance in Item 310(g) of Regulation S-B. As the registrant has incurred a material loss before income taxes of approximately $1.004 million for the nine months ended March 31, 2007 and it appears that a loss will be incurred for the 2007 fiscal year, please note that you would be required to furnish audited consolidated financial statements for the fiscal year ended June 30, 2007 if the amended Form SB-2 is not declared effective by August 14, 20007 (i.e. 45 days after the fiscal year end). In this regard, you would not meet the condition in Item 310(g)(2)(ii) of Regulation S-B. Please revise accordingly.

RESPONSE: We will include Shengte in the consolidated financial statements for the fiscal year ended June 30, 2007 if Form SB-2 is not declared effective by August 14, 20007.

6.  Please include a currently dated manually signed consent of the independent public accountants in the amended Form SB-2. Please note that this also applies to the independent public accountant that audits the financial statements of Shengte to be included in the amended Form SB-2.

RESPONSE: An updated manually signed consent of each of the independent public accountants for Equicap, Inc. and for Zhejiang Shengte Transmission Co., Ltd. has been filed with the amendment to the registration statement.

Sincerely,
/S/ Andrew D. Hudders

Andrew D. Hudders